EXHIBIT 99.2

OPERATING AND FINANCIAL REVIEW

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

The following discussion of the results of our operations and our financial condition should be read in conjunction with the unaudited condensed consolidated financial statements included as Exhibit 99.1 to this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors” set forth in our Form 20-F filed with the SEC on May 18, 2021.

Business Overview

Indonesia Energy Corporation Limited (“IEC” or “we,” “us” and similar terminology) is an oil and gas exploration and production company focused on the Indonesian market. Alongside operational excellence, we believe we have set the highest standards for ethics, safety and corporate social responsibility practices to ensure that we add value to society. Led by a professional management team with extensive oil and gas experience, we seek to bring forth at all times the best of our expertise to ensure the sustainable development of a profitable and integrated energy exploration and production business model.

We currently have rights through contracts with the Indonesian government to one oil and gas producing block (“Kruh Block”) and one oil and gas exploration block (“Citarum Block”). We have also identified a potential third exploration block, known as the Rangkas Area, and we may seek to acquire or otherwise obtain rights to additional oil and gas producing assets.

We produce oil through a subsidiary which operates the Kruh Block under an agreement with PT Pertamina (Persero), the Indonesian state-owned oil and gas company (“Pertamina”). Our operatorship Kruh Block runs until May 2030 under a ten year Joint Operation Partnership (the “KSO”) with Pertamina. Kruh Block covers an area of 258 km2 (63,753 acres) and is located onshore 16 miles northwest of Pendopo, Pali, South Sumatra.

Citarum Block is an exploration block covering an area of 3,924.67 km2 (969,807 acres). This block is located onshore in West Java and only 16 miles south of the capital city of Indonesia, Jakarta. Our rights to Citarum Block run until July 2048 under Production Sharing Contract (“PSC”) agreement with the Indonesian Special Task Force for Upstream Oil and Gas Business Activities (known as SKK Migas).

Overview of Results of Operations

IEC’s key financial and operating highlights for the six months ended June 30, 2021 are:

●	Total oil production by IEC for the six months ended June 30, 2021 was 30,140 barrels (“Bbl”), a decline of 6,469 Bbl for the same period in 2020, which resulted in lower cost recovery entitlements for the six months ended June 30, 2021 than for the same period in 2020. This decrease was due to the decrease of the reservoir pressure which comes naturally in the primary production phase for our four existing wells at Kruh Block.

●	The Indonesian Crude Price (“ICP”) increased approximately 62% from an average price of $37.41 per Bbl for the six months ended June 30, 2020 to $60.48 per Bbl for the same period in 2021, increasing our revenues and cost recovery entitlements.

●	The average production cost per Bbl for the six months ended June 30, 2021 was $47.37 compared to $36.80 for same period in 2020. The higher production cost per Bbl in 2021 was due to the decrease in production and the increase of COVID-19 -related costs.

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●	Kruh Block: with respect to our currently producing Kruh Block, our KSO contract commenced in May 2020 for a period ending in May 2030, and we received government approval on our drilling and seismic program for Kruh Block. During and subsequent to the six months ended June 30, 2021, we commenced, and in two cases, completed, drilling of three new wells at Kruh Block.

●	Citarum Block: with respect to Citarum Block, we are currently designing the 2D seismic program, and we plan to start conducting such program during 2022.

Update to Kruh Block Drilling Program

With respect to our drilling program at Kruh Block, in March 2021 we announced our plan to drill a total of 5 wells in 2021, 6 wells in 2022 and 7 wells in 2023, for a total of 18 new wells on Kruh Block. Due to delays in the government permitting process and COVID-19-related delays experienced during 2021, our overall drilling program for Kruh Block has similarly been somewhat delayed. While we still plan on drilling 18 new wells through 2023, we currently plan on drilling 3 of those wells in 2021 (two of which have been drilled as of the date of this report) with the additional 15 more wells during the course of 2022 and 2023. We plan to provide additional updates on our drilling plans on a year-by-year basis as we assess our company’s resources and market conditions and resulting ability to conduct new drilling operations.

Results of Operations for the Six Months Ended June 30, 2021 and 2020

Revenue

Revenues increased $35,440, or approximately 3%, to $1.06 million for the six months ended June 30, 2021 when compared with the same period in 2020. Despite the reduction in total oil production, the increase was due to an increase in the ICP.

Lease operating expenses

Lease operating expenses increased by $85,620, or 8%, for the six months ended June 30, 2021 compared to the same period in 2020 mainly because of an increase in health, safety, security and environmental (“HSSE”) expenses and costs associated with the COVID-19 pandemic in 2021. Furthermore, as the productions of the existing wells at Kruh Block have moved into a more stable level, less incidental or unexpected maintenance has been required, which also contributed to the stability in lease operating expenses.

Depreciation, depletion and amortization (DD&A)

DD&A decreased by $4,812, or 2%, for the six months ended June 30, 2021 compared to the same period in 2020 due to the reduced depletion amount charged to expense from the reduced production for the six months ended June 30, 2021.

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General and Administrative Expenses

General and administrative expenses decreased by $950,356 to $2,562,531 for the six months ended June 30, 2021 when compared to the same period in 2020 due to decrease in amortization of share-based compensation, which accounted for over $0.9 million of the total reduction.

Exchange (loss) gain

We had an exchange loss of $33,462 for the six months ended June 30, 2021, a decrease of $132,903 when compared to exchange gain of $99,441 for the same period ended in 2020.

Other income, net

We had other income of $34,479 for the six months ended June 30, 2021 as compared with $175,639 for the same period in 2020, the other income for the six months ended June 30, 2021 was mainly due to the income from a short term deposit, while we had income from a write off of a long-aged payable in the same period in 2020.

Net Loss

We had net loss for the six months ended June 30, 2021 in the amount of $2,932,213 compared to $3,563,138 for the same period in 2020. The reduction in net loss was mainly as a result of an increase in revenue and a decrease in general and administrative expenses.

Liquidity and Capital Resources

We generated a net loss of $2,932,213 and net cash used in operating activities of $1,635,829 for the six months ended June 30, 2021. In addition, we have an accumulated deficit of $30,666,995 and working capital of $6,488,761 as of June 30, 2021. Our operating results for future periods are subject to numerous risks and uncertainties, and it is uncertain if we will be able to reduce or eliminate our net losses and achieve profitability for the foreseeable future. If we are unable to increase revenue or manage operating expenses in line with revenue forecasts, we may not be able to achieve profitability. Moreover, considering our planned level of capital expenditures during the next twelve months, we expect to incur a capital deficit. These conditions raise substantial doubt about our ability to continue as a going concern.

Our principal sources of liquidity include cash generated from operating activities, proceeds from our initial public offering which was completed on December 19, 2019, as well as short-term and long-term borrowings from third parties or related parties. On November 14, 2016, PT Green World Nusantara, an indirect, wholly-owned subsidiary of our company, entered in an agreement and credit facility in the form of an overdraft loan from PT Bank UOB Indonesia with a principal amount not exceeding $1,900,000, an automatically renewable term of 1 year first due on November 14, 2017, and floating interest rate spread of 1% per annum above the interest rate earned by the collateral account in which the Company deposits a balance of $2 million for the purpose of pledging this loan. The pledge decreased to $1,000,000 since the facility decreased from $1,900,000 to $1,000,000 based on Latest Amendment of Credit Agreement No. 0875 dated April 1, 2020. The unpaid borrowings were extended and due on November 14, 2021.

As of August 31, 2021, we had approximately $2.77 million of cash and cash equivalents, which are unrestricted as to withdrawal or use and are placed with financial institutions. In addition, and notwithstanding the going concern matters discussed above included as part of our condensed consolidated financial statements as of June 30, 2021, we believe we will have continued access to financial support from our principal shareholder in fulfilling our capital requirements. We also expect that we will be able to fund any shortfall in cash requirements through bank debt with banks in Indonesia with which we have pre-existing relationships and through potential public or private issuances of our securities. We will also continue to focus on improving operational efficiency and cost reductions and developing our core cash-generating business as planned. We intend to meet our cash requirements for the 12 months following the date of the issuance of this report through operations and the foregoing potential funding opportunities.

Based on our current liquidity and anticipated funding requirements, particularly if our efforts discussed above are unsuccessful, we will likely need additional capital in the future to fund our operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available from any source in amounts or on terms acceptable to us, if at all or, therefore, that we will be able to satisfy our anticipated funding requirements.

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Contractual Obligations

The following table summarizes future commitments amounts on an undiscounted basis as of June 30, 2021 for all the planned expenditures to be carried out at Kruh Block and Citarum Block:

		Future commitments
	Nature of commitments	Remaining of 2021		2022	2023 and beyond
Citarum Block PSC
Environmental study			23,217	-	-
Geological and geophysical (G&G) studies	(a)	$		$150,000	$200,000
2D seismic	(a)		-	3,300,000	-
Drilling	(b)(c)		-	-	25,000,000
Total commitments -Citarum PSC			$23,217	$3,450,000	$25,200,000
Kruh Block KSO					-
Operating lease commitments	(d)		$327,214	$1,522,599	$13,324,526
Production facility			500,000	1,500,000	3,000,000
G&G studies	(a)		-	200,000	800,000
Sand fracturing			200,000	-	-
2D seismic	(a)		-	1,227,634	-
3D seismic	(a)		-	1,227,634	-
Drilling	(a)(c)		4,500,000	4,500,000	18,000,000
Re-opening (2 wells)	(a)		-	50,000	50,000
Total commitments -Kruh KSO			$5,527,214	$10,227,867	$35,174,526
Total Commitments			$5,550,431	$13,677,867	$60,374,526

Nature of commitments:

(a)	Both firm commitments and 5 years work program according to the economic model are included in the estimate. Firm capital commitments represent legally binding obligations with respect to the KSO of Kruh Block or the PSC of the Citarum Block in which the contract specifies the minimum exploration or development work to be performed by the Company within the first three years of the contract. In certain cases where the Company executes contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(b)	Include one exploration and two delineation wells.

(c)	Abandonment and site restoration are primarily upstream asset removal costs at the drilling completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on Indonesian government rules.

(d)	Operating lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. An operating lease presents an off-balance sheet financing of assets, where a leased asset and associated liabilities of future rent payments are not included on the balance sheet of a company. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of our operating leases are related with the equipment and machinery used in oil production. All of our operating lease agreements with third parties can be cancelled or terminated at any time by us.

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